February 29, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Attention:  H. Christopher Owings, Sandra Snyder, William Thompson and Indira Lall

Questar Gas Company

Registration Statement on Form S-3

Filed November 13, 2007

File No. 333-147317

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Questar Gas Company (the "Company") respectfully requests that the effective date of the Registration Statement on Form S-3 (File No. 333-147317), as amended by Pre-Effective Amendment No. 1 to Form S-3, be accelerated by the Securities and Exchange Commission (the "Commission") to 10:00 a.m. Eastern Standard Time on March 4, 2008, or as soon as practicable thereafter.

The Company hereby acknowledges (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that we be notified of such effectiveness by a telephone call to the undersigned at (801) 324-2648 and that such effectiveness also be confirmed in writing.

Very truly yours,

/s/Thomas C. Jepperson

Vice President & General Counsel

Questar Corporation

Attorney for Questar Gas Company

cc:

Alan K. Allred (Questar Gas Company)

Abigail L. Jones (Questar Gas Company)

Martin H. Craven (Questar Gas Company)

Richard J. Grossman (Skadden, Arps, Slate, Meagher & Flom LLP)

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